Vispiri, Inc. dba Cleveland Whiskey a Delaware Corporation

Financial Statements

For The Year Ended December 31, 2024

(*Unaudited*)

Vispiri, Inc. dba Cleveland Whiskey
Balance Sheet
As of December 31, 2024

		Total
ASSETS		
Current Assets		
Bank Accounts		
9000 Business Money Market (0418)		0.00
9001 Checking (0396)		218,999.12
9002 Business Money Market (8605)		0.00
9003 Checking (4500)		26,189.99
Total Bank Accounts	$	245,189.11
Accounts Receivable		
4000 Accounts Receivable (A/R)		33,732.01
Total Accounts Receivable	$	33,732.01
Other Current Assets		
1299 Inventory		8,624.86
1300 Alcohol On Site		0.00
1301 Alcohol Inventory - Bottling		68,066.16
1302 Glass Bottles		20,494.15
1303 Corks		8,223.76
1304 Labels		11,392.94
1305 Boxes		2,743.98
1306 Shrink		1,967.87
1307 Barrels		0.00
1308 Finished Goods (IN-BOND)		29,823.96
1707 Store Inventory		14,146.22
Total 1299 Inventory	$	165,483.90
Inventory Asset		380.98
Payments to deposit		0.00
Total Other Current Assets	$	165,864.88
Total Current Assets	$	444,786.00
Fixed Assets		
1700 Tools, machinery, and equipment		-6,783.77
1711 JANIS Accum Dep		138,014.58
Total 1700 Tools, machinery, and equipment	$	131,230.81
1702 Long-term office equipment		
Computers & tablets		765.00
Total 1702 Long-term office equipment	$	765.00
1741 Stone Levee		3,980,000.00
1731 Building Renovations		2,442,407.80
Total 1741 Stone Levee	$	6,422,407.80
Total Fixed Assets	$	6,554,403.61
Other Assets		
1701 Accum Dep - Whiskey		-83,950.62
1721 Accum Amort - Patent		13,023.50
Total Other Assets	-$	70,927.12

TOTAL ASSETS	$	**6,928,262.49**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable (A/P)		256,119.24
Total Accounts Payable	$	**256,119.24**
Credit Cards		
9006 TL- Capital One Credit Card		5,766.12
Total Credit Cards	$	**5,766.12**
Other Current Liabilities		
3009 Deferred Revenue-Square		0.00
Ohio Department of Taxation Payable		14.16
Out Of Scope Agency Payable		0.00
Total Other Current Liabilities	$	**14.16**
Total Current Liabilities	$	**261,899.52**
Long-Term Liabilities		
1000 Newtek Loan *8153		2,601,317.97
1002 Newtek Loan 8106		3,480,000.00
1003 Citzens Bank Loan		0.00
1004 K.Cash Notes Payable		100,000.00
1005 D.Camiener		12,172.84
1006 Cara Zale		78,595.20
1007 30405 Solon Spec		78,595.20
1008 County of Cuyahoga Loan-North Coast*0201		0.00
1009 ECDI Loan*0201		1,609.06
1010 ECDI Loan *0202		3,533.53
1012 ECDI Loan*RL2890		5,441.66
1013 Navitas		500.82
1014 Short Term Notes Payable-D.Coffey		25,000.00
1015 St Loan-Flats South Cleveland LLC		12,275.42
1016 ST-Square Loan		11,737.07
2713 Newtek-SBA Loan*7319		481,073.61
2714 TL-Short Term Loan		14,730.30
2716 Covid Loan		0.00
Accrued liability		0.00
Total Long-Term Liabilities	$	**6,906,582.68**
Total Liabilities	$	**7,168,482.20**
Equity		
4007 Preferred		1,227,133.05
4008 Capital - Class D		701,193.45
4009 Capital - Class C		415,000.00
4010 Capital - Class E		814,852.91
4011 Capital - Class B		12,500.00
4012 Paid in Capital - Options		509,362.83
Opening balance equity		-3,284,659.11
Owner draws		-140.70
Personal expenses		-26.20

Retained Earnings		208,337.37
Net Income		-843,793.29
Total Equity	**-$**	**240,239.69**
TOTAL LIABILITIES AND EQUITY	**$**	**6,928,242.51**

Unaudited

Monday, Mar 03, 2025 07:38:24 AM GMT-8 - Accrual Basis

Vispiri, Inc. dba Cleveland Whiskey
Profit and Loss
January - December 2024

	Total
Income	
2006 Sales of Product Income	39,477.98
3000 Sales - Store Items	20,693.39
4302 Tours	12,154.30
4303 Ticket Sales	13,527.95
Total 3000 Sales - Store Items	**$ 46,375.64**
3001 Sales	336,419.31
3002 Alcohol Sales - Ohio	1,439,812.82
2012 Wholesale Income	186.12
Total 3002 Alcohol Sales - Ohio	**$ 1,439,998.94**
3003 Alcohol Sales - Michigan	15,121.46
Total Income	**$ 1,877,393.33**
Cost of Goods Sold	
2300 Cost of goods sold	290,743.27
2302 Supplies & materials (deleted)	
2311 Inventory Shrinkage	
5005 COGS-Raw Material	100,842.59
1317 COGS-Corks	0.00
1318 COGS-Shrink Wrap	0.00
1319 COGS-Boxes	0.00
1320 COGS-Glass Bottles	0.00
COGS-Labels	0.00
Total 5005 COGS-Raw Material	**$ 100,842.59**
5011 Finished Inventory	23,278.22
Total 2300 Cost of goods sold	**$ 414,864.08**
5002 COGS-Benefits	15,238.19
5003 COGS-Wages	147,045.47
5004 COGS- Utilities	9,252.80
5012 COGS-Supplies & Materials	23,314.09
5015 Water	645.18
5031 Distillery Repairs & maintenance	168,265.12
5032 Distillery Supplies	59,158.59
5034 Freight - Ohio Out	34,737.14
5044 Storage - Alcohol	691.84
5214 Equipment Lease	5,392.72
6116 Distrubution	41,276.31
6101 Distribution - Michigan	8,311.45
6102 Distribution - North Carolina	3,159.24
6110 Distribution - Mass/RI	7,785.79
6113 Distribution - New Hampshire	15,395.89
6114 Distribution-SC	270.35
6115 Distribution - New Markets	958.99
Total 6116 Distrubution	**$ 77,158.02**

Depreciation		110,684.73
Inventory Shrinkage		507.50
Total Cost of Goods Sold	$	**1,066,955.47**
Gross Profit	$	**810,437.86**
Expenses		
4100 Payroll expenses		4,923.04
4001 Marketing Wages		106,071.96
4103 Admin Wage		123,174.75
4104 Sales Wages		60,706.21
4201 Employee benefits		0.00
4102 Payroll-401k		8,365.23
4107 Admin Benefits		2,758.56
4200 Marketing Benefits		13,083.74
4202 Sales Benefits		35,885.44
4203 Sales-Mileage/Rental/Tolls		9,083.53
Total 4202 Sales Benefits	$	**44,968.97**
4209 Worker's compensation insurance		221.18
5000 Medical Expense		20,442.00
5025 Workers Compensation		2,431.73
6410 Training & Education		1,751.84
Total 4201 Employee benefits	$	**94,023.25**
Total 4100 Payroll expenses	$	**388,899.21**
4850 Contributions /Donations		385.90
5030 Freight and Shipping - In		2,590.11
5035 Office Maintenance and Repair		32,135.30
5999 Rent Expense		36,208.00
6002 Parking/Tolls/Mileage/Rental		14,462.16
8103 Professional Fees		1,284.85
8102 Professional Fees - Tax/Accounting		94,209.64
8104 Professional Services- Payroll Processing Service		65,618.67
Total 8103 Professional Fees	$	**161,113.16**
Accrued Expenses		0.00
Advertising & marketing		23,658.56
6105 MARKETING-Tastings		5,592.14
6200 Advertising/Promotional		1,440.00
7156 Influencers		500.00
Marketing Supplies		1,171.32
Social media		161.70
Total Advertising & marketing	$	**32,523.72**
Commissions & fees		800.76
Depreciation Expense		6,912.39
General business expenses		2,348.94
6506 Bank fees & service charges		5,380.09
6505 Melio		119.69
Total 6506 Bank fees & service charges	$	**5,499.78**
Insurance		70,520.00
Meals		476.64
Moving Expense		1,472.53

Office expenses			82.76
Shipping & postage			3,923.68
Software & apps			1,002.24
Total Office expenses		$	5,008.68
Research			120.00
Supplies			3,591.25
Office supplies			2,582.58
Supplies & materials			1,337.40
Total Supplies		$	7,511.23
Utilities			
6001 Technology/Software Expenses			57,669.19
Memberships & subscriptions			1,015.86
Total 6001 Technology/Software Expenses		$	58,685.05
6004 Internet Expense			33,179.46
6108 Security			534.60
Disposal & waste fees			936.60
Electricity			24,756.28
Heating & cooling			9,183.30
Phone service			5,359.95
Water & sewer			7,566.28
Total Utilities		$	140,201.52
Total General business expenses		$	233,159.32
Interest paid			9.99
1011 Loan Interest			675,748.42
Credit card interest			3,303.52
Total Interest paid		$	679,061.93
QuickBooks Payments Fees			603.38
Taxes paid			47,166.75
6440 Business licenses			2,633.12
8002 Alcohol Excise Tax Expense			8,542.32
Property taxes			6,494.85
Sales tax to pay			402.70
Total Taxes paid		$	65,239.74
Uncategorized Expense			1,510.43
Total Expenses		$	1,655,605.51
Net Operating Income		-$	845,167.65
Other Income			
2008 Rent Income			7,850.22
Other income			100.71
8001 Interest earned			1.07
Credit card rewards			293.17
Total Other income		$	394.95
Total Other Income		$	8,245.17
Other Expenses			
6300 Vehicle expenses			4,313.00
6301 Vehicle gas & fuel			1,757.61
Total 6300 Vehicle expenses		$	6,070.61
Miscellaneous Expense			800.20

Total Other Expenses	$	6,870.81
Net Other Income	$	1,374.36
Net Income	-$	843,793.29

Unaudited

Monday, Mar 03, 2025 07:39:13 AM GMT-8 - Accrual Basis

VISPIRI INC DBA CLEVELAND WHISKEY

As of December 31, 2024

		2024
OPERATING ACTIVITIES		
Net Income (loss)		
Adjustments to reconcile Net Income to Net Cash provided by operations:		(846,023.67)
Depreciation and Amortization	104,780.20	
Source (Use) from Working Capital		
Accounts Receivable	33,732.01	
Inventory and Other Current Assets	(60,927.88)	
Accounts Payable and Accrued Exp	216,657.28	
Net change in working capital		294,241.61
Net cash provided (used) by operating activities		**(551,782.06)**
INVESTING ACTIVITIES		
Land and buildings	(3,980,000.00)	
CAPEX and building improvements	(2,430,132.38)	
Net cash provided (used) by investing activities		**(6,410,132.38)**
FINANCING ACTIVITIES		
Long Term Loans	7,098,431.51	
Short Term Loans	52,694.79	
Debt payments		
Net cash provided (used) by financing activities		**7,151,126.30**
Net cash increase (decrease) for period		189,211.86
Cash at beginning of period		219,523.55
Cash at end of period 12/31/2024		**(30,311.69)**

Unaudited

Vispiri, Inc. dba Cleveland Whiskey
Statement of Changes in Equity
As of December 31, 2024

	Total
Balance - December 31, 2023	$ 229,244.00
Capital Distribution	-
Net Income/ (Loss)	$ (843,793.29)
Balance - December 31, 2024	$ (240,239.69)

Unaudited

Vispiri, Inc. dba Cleveland Whiskey
Notes To The Financial Statements (Unaudited)
For The Year Ended December 31, 2024
(*Unaudited*)

1. ORGANIZATION AND PURPOSE

Vispiri, Inc. dba Cleveland Whiskey (hereinafter referred to as "we", "our", "us" or the "Company") was incorporated on July 8, 2009 as an Ohio Limited Liability Company named Cleveland Whiskey, LLC. On January 1, 2019, the Company changed its corporate structure, domicile state and name to Vispri Inc. dba. Cleveland Whiskey, which is a Delaware Corporation. The headquarters of the Company are located in Cleveland, Ohio.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company's cash & cash equivalents did not exceed the FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for raw materials and finished goods.

Accounts Receivables

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses*". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

3. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. There were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 3, 2025, which is the date the financial statements were available to be issued. The Company has nothing to report.